Final Term Sheet
Filed pursuant to Rule 433
Dated May 13, 2008

Relating to
Prospectus Supplement dated May 13, 2008 to
Registration Statement No. 333-129069

THE EMPIRE DISTRICT ELECTRIC COMPANY

$90,000,000 First Mortgage Bonds, 6.375% Series due 2018

Issuer:	The Empire District Electric Company
Principal Amount:	$90,000,000
CUSIP:	291641BB3
Title of Securities:	First Mortgage Bonds, 6.375% Series due 2018
Trade Date:	May 13, 2008
Original Issue Date (Settlement Date):	May 16, 2008 (T+3)
Maturity Date:	June 1, 2018
Benchmark Treasury:	3.875% due May 15, 2018
Benchmark Treasury Price and Yield:	99-25; 3.902%
Spread to Benchmark Treasury:	+248 basis points
Yield to Maturity:	6.382%
Interest Rate:	6.375% per annum
Public Offering Price:	99.944% of the Principal Amount thereof
Interest Payment Dates:	Semi-annually in arrears on each June 1 and December 1, commencing December 1, 2008
Optimal Redemption:	Make-whole call at the Adjusted Treasury Rate plus 37.5 basis points
Sole Book-Running Lead Manager:	UBS Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC at 1-877-827-6444 ext 561 3884.

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